UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-12820

AMERICAN NATIONAL BANKSHARES INC.

(Exact name of registrant as specified in its charter)

628 Main Street Danville, VA 24541 434-792-5111

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock, par value $1 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*Effective as of April 1, 2024, pursuant to that certain Agreement and Plan of Merger, dated July 24, 2023, by and between Atlantic Union Bankshares Corporation (“Atlantic Union”) and American National Bankshares Inc. (“American National”), American National merged with and into Atlantic Union, with Atlantic Union continuing as the surviving corporation. Accordingly, as of the date hereof, there are no holders of record of common stock of American National.

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlantic Union Bankshares Corporation (as successor by merger to American National Bankshares Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Atlantic Union Bankshares Corporation
(as successor by merger to American National Bankshares Inc.)

Date: April 11, 2024	By:	/s/ Robert M. Gorman
Robert M. Gorman
Executive Vice President and
Chief Financial Officer

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